EXHIBIT 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2016 AND 2015

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at August 31, 2016 and for the three and six-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and six-month periods ended August 31, 2016 and 2015.

In this MD&A, financial information for the three and six-month periods ended August 31, 2016 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 11, 2016. Disclosure contained in this document is current to that date, unless otherwise noted. Note that there have been no significant changes with regards to the “Use of estimates and measurement uncertainty”, “Critical Accounting Policies”, “Financial instruments” and “Risk Factors” to those outlined in the Corporation’s 2016 annual MD&A as filed with securities regulatory authorities on May 25, 2016. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

The Class A shares of the Corporation are listed for trading on the TSX Venture Exchange under the ticker symbol “APO” and on the NASDAQ Capital Market exchange, under the symbol “ACST”.

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•	Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre under current good manufacturing practice (“cGMP”) standards;
•	Acasti’s ability to obtain and maintain regulatory approval of CaPre; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre can be successfully commercialized;
•	the Corporation’s history of net losses and ability to achieve and maintain profitability in the future;
•	the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre under cGMP standards;
•	the Corporation’s ability to secure distribution arrangements for CaPre if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to secure future financing from third party sources or from Neptune on favorable terms or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
•	the Corporation’s ability to timely achieve its publicly announced milestones;
•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical, dietary supplement and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all of the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

2

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including the Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation and amortization, stock-based compensation and certain other non-monetary transactions), to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses the Non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in its operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Acasti’s method for calculating Non-IFRS operating loss may differ from that used by other corporations.

Acasti calculates its Non-IFRS operating loss measurement by adding to net loss, finance costs, depreciation and amortization and by subtracting finance income. Other items that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivative warrant liabilities. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

A reconciliation of net loss to Non-IFRS operating loss is presented later in this document.

Business Overview

Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid and free fatty acid composition), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one-third of the U.S. population1. The company’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S.2 with severe hypertriglyceridemia. Since its founding in 2008, Acasti has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic with a positive impact on the major lipids associated with cardiovascular disease risk.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted an exclusive license to rights in Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2013, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in exchange of class A shares. The royalty-free license allows Acasti to fully exploit the intellectual property rights to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the prescription drug and medical food markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval of the Food and Drug Administration (“FDA”) and similar regulatory bodies in other countries to initiate any clinical studies and regulatory approval to authorize the sales and marketing of its products (NDA approval).

___________________

1 Source: Datamonitor and Archives of Internal Medicine, 2009; 169(6):572-578

2 Source: Am J Med. 2014, 127, 36-44

3

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CaPre, Acasti’s prescription drug candidate, seeks to effectively reduce triglycerides while also providing beneficial effects on LDL-C (low-density lipoprotein cholesterol, or “bad” cholesterol) and HDL-C (high-density lipoprotein cholesterol, also known as “good cholesterol”) in patients with severe hypertriglyceridemia, filling a medical need that no other omega-3 treatment option has been able to address. CaPre successfully completed Phase 2 clinical trials in patients with hypertriglyceridemia, a very common metabolic condition in which blood levels of triglycerides, a type of lipid, are elevated, posing a risk to cardiovascular health. Severe hypertriglyceridemia is associated with an increased risk of coronary artery disease and pancreatitis and is often caused or exacerbated by uncontrolled diabetes mellitus, obesity and sedentary habits. In both Phase 2 clinical trials (“TRIFECTA” and “COLT”), CaPre was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. CaPre is intended to be taken orally once per day in capsule form.

CaPre is a novel, omega-3 concentrate (delivered both as free fatty acids (FFAs) and bound to phospholipids) derived from krill oil. CaPre’s omega-3s, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), are present as free fatty acids or bound to phospholipids, that help them to be better absorbed into the body. This allows for enhanced bioavailability compared to many of the fish-oil derived omega-3 fatty acid ethyl esters, the active ingredient of drugs such as LOVAZA. In two Phase 2 clinical trials, CaPre has been shown to effectively lower triglycerides. Importantly, CaPre also has demonstrated a neutral effect on levels of LDL-C (unlike LOVAZA, which increases LDL-C). LDL-C is dangerous because it accumulates in the walls of blood vessels, where it can cause blockages (atherosclerosis). CaPre also reduced non-high density lipoprotein cholesterol (non-HDL-C) — a useful marker of cardiovascular disease. Finally, the COLT data showed a mean increase of 7.7% in HDL-C (good cholesterol) with CaPre at 4 grams a day (p=0.07). These potential multiple benefits, if confirmed in Phase 3, could be a significant differentiator for CaPre, as no currently approved omega-3 drug has shown an ability to positively modulate these four major blood lipids (e.g. triglycerides, non-HDL-C, LDL-C and HDL-C) in the treatment of hypertriglyceridemia. If supported by additional clinical trials demonstrating efficacy, CaPre could become the best-in-class omega-3 compound for the treatment of severe hypertriglyceridemia. Acasti’s strategy is to develop and commercialize CaPre for this indication.

In addition to Neptune’s license, Acasti continued to expand its intellectual property (IP) portfolio and patents during the six-month period ended August 31, 2016. The last to expire Acasti patent is valid until 2030. The granting of these additional patents is a value-enhancing milestone, which further heightens the potential commercial opportunity, including possible licensing and partnership opportunities for CaPre. Acasti is committed to building a global portfolio of patents to ensure long-lasting and comprehensive IP protection, while also safeguarding valuable market expansion opportunities.

Operations

During the six-month period ended August 31, 2016, Acasti progressed its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre. That progress is summarized below.

CaPre - Clinical Trials Update

TRIFECTA and COLT Phase 2 Trials

The Corporation received the final study report for its TRIFECTA trial (June 2015), which confirmed and supported the positive Phase 2 COLT results announced August 2013, on the safety and efficacy of CaPre for the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, no deleterious effect on LDL-C (bad cholesterol) and a reduction in non-HDL-C were observed without safety concerns. The COLT data previously reported were also supportive of CaPre potentially offering triple benefits for hypertriglyceridemia patients such as lowering high levels of triglycerides, a neutral effect on bad cholesterol (LDL-C) and a reduction in non-HDL-C, both useful markers of cardiovascular disease. Finally, a mean increase of 7.7% in HDL-C (good cholesterol) with CaPre at 4 grams a day was observed in the COLT trial, with p=0.07.

Pharmacokinetics (PK) Trial

Last year, Acasti announced top-line results for its first PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose, and Day 14 following multiple oral doses of CaPre on individuals pursuing a low-fat diet (“therapeutic lifestyle changes” diet). The effect of a high-fat meal on the bioavailability of CaPre was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters. As expected, CaPre pharmacokinetics appeared to be approximately dose-proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre reached steady state (EPA and DHA levels plateaued) within seven days of dosing. Very importantly, the bioavailability of CaPre was not significantly reduced when taken with a low-fat meal versus high-fat meal; a significant advantage for the management of hypertriglyceridemic patients who are recommended to be put on low fat diets. CaPre will be indicated as an adjunct to exercise and diet modifications, all part of important lifestyle changes to better manage hypertriglyceridemia. CaPre was safe and well tolerated, with no safety concerns.

4

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

PK Bridging Study

On September 14, 2016, Acasti announced the data of its open-label, randomized, four-way, cross-over, bioavailability study which compared CaPre given as a single dose of 4 grams in fasting and fed states with the approved hypertriglyceridemia drug LOVAZA in 56 healthy volunteers. The study met its primary objective and demonstrated that the levels of omega-3 fatty acids EPA and DHA following administration of CaPre did not exceed the levels following administration of 4 grams of LOVAZA in subjects who were fed a high-fat meal. These results support the basis for claiming a comparable safety profile of the two products.

Furthermore, among subjects in the fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by blood levels of EPA and DHA. As previously reported, the bioavailability of CaPre is not significantly reduced when taken with a low-fat meal versus a high-fat meal. This could represent a significant clinical advantage for CaPre over LOVAZA since the administration with a low-fat meal represents a more appropriate regimen for patients with hypertriglyceridemia who follow a restricted diet.

Next Steps

Acasti is preparing for discussions with the FDA about the next steps for the development program of CaPre, including the Phase 3 clinical study. Such discussions are meant to allow the FDA to provide feedback on Acasti’s plans and to clarify or answer specific questions that the FDA may have prior to initiating the Phase 3 clinical study. Such discussions can take the form of written correspondence, discussions and potential in person meetings with the FDA.

Acasti intends to conduct a Phase 3 clinical trial in North America, in a patient population with very high triglycerides (> or = 500 mg/dL).

The Corporation plans to pursue the regulatory pathway for CaPre under section 505(b)(2) of the Federal Food, Drug and Cosmetic Act and recently completed the bioavailability bridging study comparing CaPre to a marketed omega-3 prescription drug (LOVAZA) as a means of establishing a scientific bridge between the two. The results of this study are expected to support the feasibility of a 505(b)(2) regulatory pathway, and will help Acasti to optimize the protocol design of a Phase 3 clinical study. The 505(b)(2) approval pathway has been used by many other companies, and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre. This should allow Acasti to further optimize the advancement of CaPre while benefiting most importantly from the substantial clinical and nonclinical data already available with LOVAZA, an already-approved omega-3 prescription drug. Furthermore, this should reduce the expected expenses and streamline the overall CaPre development program required to support a NDA submission.

The finalization and execution of Acasti’s comprehensive CaPre development program and pivotal Phase 3 study, overall costs and timelines are contingent upon FDA review and direction. Acasti will continue to work closely with the FDA to ensure the Corporation is aligned with their views on CaPre’s clinical development. Acasti believes it will begin the Phase 3 study by the end of 2017.

Additional time and capital will be required to complete the CaPre development program and the filing of a New Drug Application to obtain FDA approval for CaPre in the United States before reaching commercialization. Acasti plans to initially seek approval of CaPre for the treatment of severe hypertriglyceridemia.

5

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional Developments

On March 1, 2016, Acasti announced the resignations of Jerald D. Wenker, Harlan W. Waksal, Adrian Montgomery and Reed V. Tuckson as directors of the Corporation effective February 29, 2016. On the same date, Acasti announced the appointment of Dr. Roderick Carter as Executive Chairman of the Board and Pierre Fitzgibbon as a director of the Corporation.

Acasti appointed Ms. Jan D’Alvise as President and Chief Executive Officer effective June 1, 2016 Ms. D’Alvise is an accomplished executive with experience in large, public multi-national pharma and diagnostic companies, as well as in private start-ups in the life sciences industry. Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D’Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.

On July 15, 2016, the Corporation announced that the nominees listed in its management proxy circular were elected as directors of Acasti at its Annual and Special Meeting of Shareholders. The Board of Directors is currently comprised of the following Directors: Ms. Jan D’Alvise, Mr. John Canan, Dr. Roderick Carter (Chairman), Mr. Jim Hamilton and Dr. Leendert Staal.

On March 22, 2016, Acasti received a NASDAQ Deficiency Letter confirming that the Corporation is no longer in compliance with NASDAQ Listing Rule 5605, requiring a company’s audit committee to be comprised of at least three independent directors. On July 12, 2016, the Board of Directors appointed three independent members on its Audit Committee and regained compliance with NASDAQ Listing Rule 5606. The Audit Committee is currently comprised of the following individuals: Mr. Canan, Chair of the Audit Committee, Dr. Staal and Dr. Carter.

On July 15, 2016, the Corporation also announced that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation year-end will take place on March 31, 2017 rather than February 28, 2017. The change in year-end will be better aligned with Acasti’s industry comparables and standard quarters. For the purpose of its regulatory filings, the Corporation plans to report results for the 13-month transition period ended March 31, 2017 with a last quarterly period covering a four-month period from December 1, 2016 to March 31, 2017.

Basis of presentation of the financial statements

The Corporation’s current assets of $8,529 as of August 31, 2016 include cash, short-term investments and the restricted short-term investment totaling $8,124, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The restrictions associated with the $1,000 restricted short-term investment were released on September 20, 2016. The Corporation’s liabilities total $1,540 at August 31, 2016 and are comprised primarily of amounts due to or accrued for creditors for $1,482 as well as $58 for derivative warrant liabilities. $58 represents the fair value, as of August 31, 2016, of the warrants issued to the Corporation’s public offering participants. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price (USD $) being different from the Corporation’s functional currency (CAD $). The warrant liabilities will be settled in Class A common shares. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.03 per warrant as of August 31, 2016. The fair value of the Warrants is revalued at each reporting date.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of common shares and proceeds from exercises of warrants, rights, options, research grants, and research tax credits. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by the Corporation will require approval from the FDA and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

6

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

As of August 31, 2016, the Corporation’s current liabilities combined with the expected level of expenses in the expected Phase 3 research and development phase of its drug candidate significantly exceed current assets. The Corporation plans to raise additional funds or find a strategic partner and rely on the continued support of Neptune to pursue its operations in terms of general and administrative shared services. The continuance of this support is outside of the Corporation’s control. If the Corporation does not raise additional funds, find a strategic partner or does not receive the continued support from its parent, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Management has reasonable expectation that the Corporation will be able to meet the above-mentioned objectives.

The financial statements for the three and six-month periods ended August 31, 2016 have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for the financial statements.

SELECTED FINANCIAL INFORMATION

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
	$	$	$	$
Non-IFRS operating loss[1]	(1,625)	(1,485)	(3,911)	(3,430)
Net loss and comprehensive loss	(2,330)	(1,241)	(5,484)	(2,206)
Basic and diluted loss per share	(0.22)	(0.12)	(0.51)	(0.21)
Total assets	23,552	33,028	23,552	33,028
Working capital[2]	7,047	15,195	7,047	15,195
Total non-current financial liabilities	58	625	58	625
Total equity	22,011	31,180	22,011	31,180

RECONCILIATION OF NET LOSS TO NON-IFRS OPERATING LOSS

	Three-month periods ended		Six-month periods ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
	$	$	$	$
Net loss	(2,330)	(1,241)	(5,484)	(2,206)
Add (deduct):
Finance costs	2	1	279	87
Finance income	(57)	(896)	(106)	(918)
Change in fair value of derivative warrant liabilities	(65)	(24)	(98)	(1,732)
Depreciation and amortization	614	594	1,223	1,182
Stock-based compensation	211	81	275	157
Non-IFRS operating loss[1]	(1,625)	(1,485)	(3,911)	(3,430)

 _______________________

[1]	The Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation, amortization and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
[2]	The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

7

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED QUARTERLY FINANCIAL DATA

	August 31,	May 31,	February 29,	November 30,
	2016	2016	2016	2015
	$	$	$	$
Revenue from sales	4	3	21	5
Non-IFRS operating loss[1]	(1,625)	(2,286)	(1,163)	(1,988)
Net loss	(2,330)	(3,154)	(1,919)	(2,191)
Basic and diluted loss per share	(0.22)	(0.29)	(0.18)	(0.20)

	August 31,	May 31,	February 28,	November 30,
	2015	2015	2015	2014
	$	$	$	$
Revenue from sales	7	5	178	29
Non-IFRS operating loss[1]	(1,485)	(1,946)	(2,263)	(2,099)
Net (loss) income	(1,241)	(966)	(2,311)	3,012
Basic and diluted (loss) earnings per share	(0.12)	(0.09)	(0.21)	0.28

The variances in net loss or income from quarter to quarter are mainly due to the change in fair value of warrant liabilities, notably for the quarters ended November 30, 2014 and May 31, 2015 with gains of $5,211 and $1,708, respectively, as well as variations in foreign exchange gains or losses. The non-IFRS operating loss variances are mainly attributable to fluctuations in research and development expenses from quarter to quarter.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND SIX-MONTH PERIODS ENDED AUGUST 31, 2016 AND 2015

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the three and six-month periods ended August 31, 2016 and 2015

Research and development expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
	$	$	$	$
Salaries and benefits	248	243	543	424
Stock-based compensation	30	18	42	27
Research contracts	658	439	2,059	1,131
Professional fees[2]	63	347	149	821
Amortization and depreciation[2]	614	595	1,223	1,183
Other	8	36	23	85
Tax credits	(23)	(16)	(46)	(29)
TOTAL	1,598	1,662	3,993	3,642

________________________

[1]	The Non-IFRS operating loss (loss from operating activities before interest, taxes, depreciation, amortization and stock-based compensation) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented below.
[2]	The Corporation modified the classification on amortization and depreciation as well as certain legal fees from “general and administrative expenses” to “research and development expenses” to reflect more appropriately the way in which economic benefits are derived from the use of the expenses, which resulted in $546 and $1,180, respectively, being reclassified for the three and six-month periods ended August 31, 2015.

8

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

General and administrative expenses	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
	$	$	$	$
Salaries and benefits	229	65	424	239
Administrative fees	75	111	150	266
Stock-based compensation	181	63	233	130
Professional fees	166	99	303	187
Investor relations	119	86	122	161
Rent	24	27	53	52
Other	62	52	137	99
TOTAL	856	503	1,422	1,134

Operating loss before interest, taxes, depreciation and amortization, stock-based compensation and other non-monetary expenses (Non-IFRS operating loss)

Three-month period ended August 31, 2016 compared to August 31, 2015:

The Non-IFRS operating loss increased by $140 for the three-month period ended August 31, 2016 to $1,625 compared to $1,485 for the three-month period ended August 31, 2015, mainly due to increases in general and administrative expenses, more specifically compensation and consulting, before consideration of stock-based compensation, amortization and depreciation.

Research and development expenses decreased by $95 before consideration of stock-based compensation and amortization and depreciation. This decrease is mainly attributable to the decrease in professional fees of $284, principally offset by an increase in research contract expenses of $219. As Acasti continued to move its development program forward, the composition of expenses also continued to change led by the increase in the research contracts based on the continuation of the bioavailability bridging clinical study initiated early in fiscal 2017 to establish the scientific bridge justifying its intended 505(b)(2) regulatory pathway.

The increase in general and administrative (“G&A”) expenses of $235 before consideration of stock-based compensation is mainly attributable to an increase in salaries and benefits of $164, primarily with the addition of new management, professional fees of $67 and investor relations of $33, principally offset by decreases in administrative fees of $36.

Six-month period ended August 31, 2016 compared to August 31, 2015:

The Non-IFRS operating loss increased by $481 for the six-month period ended August 31, 2016 to $3,911 compared to $3,430 for the six-month period ended August 31, 2015, mainly due to increases in research and development expenses before consideration of stock-based compensation and amortization and depreciation, more specifically research contracts.

Research and development expenses increased by $296 before consideration of stock-based compensation and amortization and depreciation. This increase is mainly attributable to the increase in research contracts of $928 and salaries and benefits of $119, principally offset by decreases in professional fees of $672, and other expense of $62. The increase of $928 in research contracts is primarily due to the conduct of the bioavailability bridging clinical study initiated early in fiscal 2017. The Company has also been continuing its pharmaceutical process and analytical development and chemistry manufacturing control scale-up.

The increase in general and administrative expenses of $185 before consideration of stock-based compensation is mainly attributable to an increase in salaries and benefits of $185 and professional fees of $116. The increase is principally offset by decreases in administrative fees of $116 and investor relations of $39.

9

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Net Loss

The Corporation realized a net loss for the three-month period ended August 31, 2016 of $2,330 or $0.22 per share compared to a net loss of $1,241 or $0.12 per share for the three-month period ended August 31, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section as well as by the decrease in the foreign exchange gain of $879.

The Corporation realized a net loss for the six-month period ended August 31, 2016 of $5,484 or $0.51 per share compared to a net loss of $2,206 or $0.21 per share for the six-month period ended August 31, 2015. These results are mainly attributable to the factors described above in the Non-IFRS operating loss sections as well as by the decrease in value of the derivative warrant liabilities of $98 compared to a decrease of $1,732 in the prior period, a foreign exchange loss of $264 compared to a gain of $804 in the prior period and an increase in stock-based compensation of $191, offset by a slight increase in amortization and depreciation of $41. Stock-based compensation increased as new grants were provided during the three-month period ended August 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows as at the periods ended:

	August 31, 2016	February 29, 2016
Class A shares, voting, participating and without par value	10,712,038	10,712,038
Stock options granted and outstanding	1,037,801	454,151
Series 8 warrants exercisable at $1.50 USD, until December 3, 2018(1)	1,840,000	1,840,000
Series 9 warrants exercisable at $16.00 until December 3, 2018	161,654	161,654
Total fully diluted shares	13,751,493	13,167,843

(1) Total of 18,400,000 units, in order to obtain one share of Acasti, 10 units must be exercised for a total amount of $15.00 USD

Cash Flow and Financial Condition between the three and six-month periods ended August 31, 2016 and 2015

Operating activities

During the three-month periods ended August 31, 2016 and 2015, the Corporation’s activities generated decreases in cash of $912 and $2,289, respectively. The decrease in cash flows from operating activities for the three-month periods ended August 31, 2016 and 2015 is mainly attributable to the change in non-cash operating items, specifically the reduction in prepaid expenses and an increase in amounts payable to the parent corporation, as explained in the Non-IFRS loss operating section above.

During the six-month periods ended August 31, 2016 and 2015, the Corporation’s activities generated decreases in cash of $2,984 and $3,254, respectively. The decrease in cash flows from operating activities for the six-month periods ended August 31, 2016 and 2015 is mainly attributable to the increase in net loss incurred after adjustments for non-cash items offset by a reduction in working capital, as explained in the Non-IFRS loss operating section above.

Investing activities

During the three-month periods ended August 31, 2016 and 2015, the Corporation’s investing activities generated an increase in cash of $2,400 and $3,600, respectively. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2016 is mainly due to the maturity of short-term investment of $3,834, offset by acquisition of short-term investments of $903 and the acquisition of equipment of $542. The increase in liquidity generated by investing activities during the three-month period ended August 31, 2015 is mainly due to the maturity of short-term investment of $6,084, offset by the acquisition of short-term investments of $2,512.

10

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

During the six-month periods ended August 31, 2016 and 2015, the Corporation’s investing activities generated an increase in cash of $2,915 and $4,483, respectively. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2016 is mainly due to the maturity of short-term investments of $13,212, offset by acquisition of short-term investments of $9,266 and the acquisition of equipment of $1,053. The increase in liquidity generated by investing activities during the six-month period ended August 31, 2015 is mainly due to the maturity of short-term investments of $7,084, offset by the acquisition of short-term investments of $2,512.

Financing activities

During the six-month periods ended August 31, 2016 and 2015, the Corporation’s financing activities generated a decrease in cash of $15 and $2, respectively due to interest paid.

Overall, as a result, the Corporation’s cash increased by $1,502, $1,380 and $1,295, respectively, for the three-month periods ended August 31, 2016 and 2015 and the six-month period ended August 31, 2016 and decreased by $134 for the six-month period ended August 31, 2016. At August 31, 2016, cash, short-term investments and restricted short-term investments totaled $8,124. See basis of presentation for additional discussion of the Corporation’s financial condition.

The Corporation had $1 million pledged as August 31, 2016 and this amount was considered as restricted cash, as explained in the Related Party Transactions section below. The pledged amount was fully released by Neptune on September 20, 2016.

To date, the Corporation has financed its operations through the public offering and private placement of common shares, funds from its parent corporation, proceeds from the exercise of warrants, rights and options, research grants, and research tax credits. Acasti has continued to allocate the majority of the proceeds obtained through public offering and private placement to the current and future clinical trials of CaPre. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products and the ability to obtain the necessary financing to do so. The Corporation believes that its available cash and short-term investments, expected interest income, research grants, and research tax credits will not be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. Management has reasonable expectations that the Corporation should be able to meet the objectives described above in the basis of presentation section.

Financial Position

The following table details the significant changes to the statements of financial position as at August 31, 2016 compared to February 29, 2016:

Accounts	Increase (Decrease)	Comments
Cash	(134)	See cash flow statement
Short-term investments	(4,212)	Maturity of short-term investments
Trade and other receivables	(277)	Payment received
Tax credits receivable	47	Increase in receivable
Prepaid expenses	(220)	Increase in research contract expenses
Equipment	992	Acquisition
Intangible asset	(1,161)	Amortization
Trade and other payables	235	Increase in expenses and research contracts
Payable to parent corporation	107	Increased intercompany expenses
Derivative warrant liabilities	(98)	Change in fair value

11

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements except for the following commitments. As at August 31, 2016, the Corporation’s liabilities are $1,540, of which $1,482 is due within twelve months and $58 relates to a derivative warrant liability that will be settled in shares.

A summary of the contractual obligations at August 31, 2016 is as follows:

	Total	Less than 1 year	1 – 2 years
	$	$	$
Payables	1,482	1,482	-
Research and development contracts	1,599	1,481	118
Purchase obligation of equipment	1,646	1,646	-
Total	4,727	4,609	118

Research and development agreements

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation has reserved certain rights relating to these projects.

The Corporation has initiated research and development projects that are planned to be conducted over the next 18-month period for a total cost of $5,141, of which an amount of $2,846 has been paid to date. As of August 31, 2016, an amount of $696 is included in ''Trade and other payables'' in relation to these projects.

The Corporation has also entered into a contract to purchase production equipment for a total cost of $2,589 to be used in the manufacturing of the clinical and future commercial supply of CaPre. As of August 31, 2016, $ 943 has been paid in relation to this equipment.

Contingency

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments from the group. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from the officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation, as follows:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015
	$	$	$	$
Research and development expenses	9	–	9	346
General and administrative expenses	132	212	258	413
TOTAL	141	212	267	759

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

12

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

On January 7, 2016, Neptune announced the acquisition of Biodroga Nutraceuticals Inc. As part of this transaction, the Corporation pledged an amount of $2 million to partly guarantee the financing for the said transaction (the “Pledge Agreement”). Consequently, the corresponding amount was considered as a restricted short-term investment until released by the lender or reduced by Neptune. Neptune agreed to pay Acasti an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months and (ii) 11% for the remaining term of the Pledge Agreement. On July 15, 2016, Neptune reduced the restricted short-term investment to $1 million and, on September 20, 2016, this remaining pledged amount was fully released by Neptune. The Corporation recognized interest revenue in the amount of $38 and $83 during the three-month and six-month periods ended August 31, 2016, respectively.

The payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

The Corporation has signed a purchase order with the parent company for research and development supplies totalling $113 which should be delivered during the third quarter.

The key management personnel are the officers of the Corporation, the members of the Board of Directors of the Corporation and of the parent company. They control 2% of the voting shares of the Corporation. See note 10 to the financial statements for disclosures of key management personnel compensation.

Future Accounting changes

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 29, 2016.

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory but not yet effective for the three and six-month periods ended August 31, 2016 and have not been applied in preparing the interim financial statements.

The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the financial statements:

IFRS 9 – Financial Instruments

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

Further information on these modifications can be found in Note 3 of the August 31, 2016 interim financial statements.

Controls and procedures

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

Changes in internal control over financial reporting (ICFR)

There have been no changes in the Corporation’s ICFR during the quarter ended August 31, 2016 that have materially affected, or are reasonably likely to materially affect its ICFR.

13

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three and six-month periods ended August 31, 2016 and 2015 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at October 11, 2016, the total number of Class A shares of the Corporation issued and outstanding was 10,712,038. The Corporation also has 1,028,551 stock options and 18,561,654 Series 8 & 9 warrants outstanding.

14